Sea Breeze Power Corp.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

FEBRUARY 20, 2006 TSX-VENTURE: SBX

Juan de Fuca Transmission Cable
“Open Season” Report Submitted to FERC

Sea Breeze Power Corp. is pleased to announce that Sea Breeze Pacific Juan de Fuca Cable, LP (“Sea Breeze Pacific JDF” – a joint venture with Boundless Energy NW, Inc.) has completed filings with the United States Federal Energy Regulatory Commission (“FERC”) which report on the results of the “Open Season” auction for transmission capacity on the proposed international 550 MW Juan de Fuca Cable connecting Greater Victoria, British Columbia with Port Angeles, Washington. The report will be posted on the FERC Website www.ferc.gov.

The Open Season for the Juan de Fuca Cable closed on December 2, 2005 and was managed by Société Générale, a major international corporate and investment banking firm.

One bid for 125 MW of north-to-south transmission scheduling rights (increased to 275 MW in subsequent discussions) was received from Sea Breeze Energy Inc., a wind energy development firm affiliated with Sea Breeze Pacific JDF. As well, a letter was received from the Independent Power Producers Association of British Columbia which indicated strong interest by British Columbia independent power producers for additional transmission capacity to the United States.

According to Juan de Fuca Cable Management Inc. president Brian Chernack, “The filing of the Open Season report represents a considerable milestone for us. Based on the strong support indicated so far, the project sponsors are confident that adequate demand and interest is available for the project”.

With the fulfillment of FERC’s requirement to hold a transparent Open Season providing fair and non-discriminatory access for all market participants, Sea Breeze Pacific JDF may now attempt to sign up additional customers on the basis of individual discussions with the various entities in this region.

About the Juan de Fuca Cable Project:
The routing for the cable would run between Port Angeles on Washington State’s Olympic Peninsula and Greater Victoria on Vancouver Island, British Columbia. Permitting on the line is well underway with public hearings scheduled to commence before the Canadian National Energy Board in late April 2006. The target in-service date for the cable is February 2008.

The interconnecting utilities will be Bonneville Power Administration (“BPA”) in Washington State, and British Columbia Transmission Corporation (“BCTC”) in British Columbia. The project has been under development since October 2003, with the first interconnection filings made with BPA and BCTC in June 2004. An application for a Presidential Permit to be issued by the US Department of Energy was filed in February 2005, and BPA’s “Transmission Interconnection System Impact Study” was completed August 15, 2005. A preliminary draft Environmental Impact Statement Review was filed with BPA in November 2005 and is currently under review.

The project would utilize HVDC Light™ cable and converter systems — leading-edge transmission technologies characterized by low line losses, capability to provide high levels of voltage stability, and minimal impact on marine environments.

The project has received development financing from US Power Fund, LP, managed by Energy Investors Funds (“EIF”). Following completion of project development, EIF has an option to provide the balance of the equity required for the project. Société Générale will advise on arranging project debt.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”, President

For investor information please contact Mr. Paul B. Manson. Email: PaulManson@SeaBreezePower.com

Toll Free:	1-866-387-1240 ext.225
Voice:	604-689-2991 ext.225
Fax:	604-689-2990

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